UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           DEKALB Genetics Corporation

                                (Name of Issuer)

                       Class A Common Stock, no par value

                         (Title of Class of Securities)

                                   244878 10 4

                                 (CUSIP Number)

                               Douglas C. Roberts

                           DEKALB Genetics Corporation
                               3100 Sycamore Road
                             DeKalb, Illinois 60115
                                 (815) 758-3461

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 9, 1998

                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-
1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

1)       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Douglas C. Roberts

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                  (a) [X]
                                                                         (b) [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         N/A

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


        NUMBER OF          7)       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  -0-
        OWNED BY
          EACH
        REPORTING          8)       SHARED VOTING POWER
         PERSON
          WITH                      2,671,650

                           9)       SOLE DISPOSITIVE POWER

                                    826,614


                          10)       SHARED DISPOSITIVE POWER

                                    -0-


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,695,583

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.9%

14)      TYPE OF REPORTING PERSON

         IN

1)       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Virginia Roberts Holt

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                  (a) [X]
                                                                         (b) [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         N/A

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


        NUMBER OF           7)       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -0-
        OWNED BY
          EACH
        REPORTING           8)       SHARED VOTING POWER
         PERSON
          WITH                       2,671,650

                            9)       SOLE DISPOSITIVE POWER

                                     935,224

                            10)      SHARED DISPOSITIVE POWER

                                     -0-


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,704,144

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         57.2%

14)      TYPE OF REPORTING PERSON

         IN

1)       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John T. Roberts

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                  (a) [X]
                                                                         (b) [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         N/A

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


        NUMBER OF           7)       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -0-
        OWNED BY
          EACH
        REPORTING           8)       SHARED VOTING POWER
         PERSON
          WITH                       2,671,650

                            9)       SOLE DISPOSITIVE POWER

                                     902,484

                            10)      SHARED DISPOSITIVE POWER

                                     -0-


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,719,783

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         57.1%

14)      TYPE OF REPORTING PERSON

         IN

1)       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles C. Roberts

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                  (a) [X]
                                                                         (b) [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         N/A

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


        NUMBER OF           7)       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -0-
        OWNED BY
          EACH
        REPORTING           8)       SHARED VOTING POWER
         PERSON
          WITH                       2,671,650

                            9)       SOLE DISPOSITIVE POWER

                                     -0-

                            10)      SHARED DISPOSITIVE POWER

                                     128,434


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,671,650

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.7%

14)      TYPE OF REPORTING PERSON

         IN

1)       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mary R. Roberts

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                  (a) [X]
                                                                         (b) [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         N/A

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


        NUMBER OF           7)       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -0-
        OWNED BY
          EACH
        REPORTING           8)       SHARED VOTING POWER
         PERSON
          WITH                       2,671,650

                            9)       SOLE DISPOSITIVE POWER

                                     -0-

                            10)      SHARED DISPOSITIVE POWER

                                     128,434


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,671,650

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.7%

14)      TYPE OF REPORTING PERSON

         IN

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D dated January 31, 1996, filed by the Filing Persons (the "Schedule 13D") relating to Class A Common Stock, no par value, of DeKalb Genetics Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 is hereby amended and restated in its entirety as follows:

         The Filing Persons intend to seek and evaluate opportunities to sell all or a portion of their shares. Depending on the terms offered by any prospective buyers and other factors deemed relevant by the Filing Persons, the Filing Persons may sell shares in connection with a merger or other extraordinary transaction involving the Company, in a tender or exchange offer, in a private transaction or otherwise, or the Filing Persons may continue to hold their shares. There can be no assurance that the Filing Persons will support any proposal that they or the Company may receive with respect to the transactions referred to above.

         The Filing Persons are subject to certain restrictions in connection with the sale of their shares under the Monsanto Stockholders' Agreement (as defined below).

         On January 31, 1996, each of the Filing Persons, individually and as trustees of trusts created for the benefit of their spouses or children (the Filing Persons and such trusts being referred to as the "Shareholders"), executed and delivered (i) a Voting Trust Agreement (the "Voting Trust Agreement") among the Shareholders, (ii) a Roberts Family Shareholder Agreement (the "Family Shareholder Agreement") among the Shareholders and (iii) a Stockholders' Agreement (the "Monsanto Stockholders' Agreement") among the Shareholders and Monsanto Company ("Monsanto"). The following summaries of the Voting Trust Agreement, the Family Shareholder Agreement and the Monsanto Stockholders' Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which have been filed as Exhibits to this Schedule and are incorporated herein by reference.


VOTING TRUST AGREEMENT

         Pursuant to the terms of the Voting Trust Agreement, the shares of Class A Common Stock reported in this Schedule are held by the Filing Persons, as Voting Trustees, pursuant to the Voting Trust Agreement. Any Shareholder who acquires any additional shares of Class A Common Stock of the Company will deposit such shares with the Voting Trustees to be held pursuant to the Voting Trust Agreement (any shares deposited with the Voting Trustees pursuant to the Voting Trust Agreement are referred to as "Subject Shares"). The Voting Trustees are not required to recognize any transfer of any Trust Certificate not made in accordance with the Family Shareholder Agreement and the Monsanto Stockholders' Agreement.

         The Voting Trust Agreement provides that the Voting Trustees will have full right and power to vote all Subject Shares upon all matters submitted to a vote or consent of shareholders of the Company. The Voting Trustees will vote all Subject Shares as a unit in accordance with the determination of a majority of the Voting Trustees (or, if only two Voting Trustees are acting, as they agree), except that with respect to business combinations (as defined in the Monsanto Stockholders' Agreement) involving the Company ("Company Business Combinations") and certain other matters, the Voting Trustees will vote in accordance with the instructions of holders of Trust Certificates or, if no instructions are given, in accordance with the recommendation of the Board of Directors of the Company.

         All dividends or distributions upon the Subject Shares will be paid by the Voting Trustees to the holders of Trust Certificates ratably based on the number of Subject Shares reflected on the Trust Certificates, except that any dividend or distribution of voting stock of the Company will be deposited pursuant to the Voting Trust Agreement.

         The Voting Trustees have no power to sell or otherwise dispose of any Subject Shares, except that the Voting Trustees are required to tender or exchange Subject Shares in accordance with the terms of any tender or exchange offer if (i) the Voting Trustees are so instructed by the holder of the Trust Certificate for such Subject Shares and (ii) such tender or exchange offer, if consummated, would result in the beneficial ownership by a group or person of all of the shares of Class A Common Stock and all of the shares of Class B Common Stock of the Company ("Class B Common Stock") and the Company has previously published its position or recommendation with respect to such tender or exchange offer pursuant to applicable rules under the Securities Exchange Act of 1934, as amended (any such tender or exchange offer described in this clause
(ii) being referred to as a "Qualifying Tender Offer").

         The Voting Trust Agreement will terminate with respect to any Subject Share on the earliest to occur of (i) the withdrawal of such Subject Share in accordance with the provisions of the Family Shareholder Agreement, (ii) the written agreement of all Voting Trustees and (iii) when the voting of such Subject Share ceases to be vested in the Voting Trustees.

FAMILY SHAREHOLDER AGREEMENT

         The Family Shareholder Agreement provides that no Shareholder will sell, withdraw from the Voting Trust Agreement or otherwise dispose of any interest in Subject Shares except as provided in the Family Shareholder Agreement. Each Shareholder has agreed not to sell, convey, transfer, assign or otherwise dispose of ("transfer") any interest in any Class A Common Stock or other voting common or voting preferred stock of the Company, any option, warrant or other right to acquire Class A Common Stock or such other voting stock or any security exchangeable for or convertible into Class A Common Stock or such other voting stock (collectively, "Company Voting Stock"), unless such Shareholder has withdrawn the Subject Shares from the Voting Trust Agreement after compliance with the procedures described in the following paragraph.

         Any Shareholder desiring to withdraw Subject Shares from the Voting Trust Agreement must give written notice to the other Shareholders, each of whom will then have an option to purchase his or her pro rata portion of such Subject Shares at a market price based on a thirty day average of the daily closing prices for the Class B Common Stock on the New York Stock Exchange ("NYSE") (or, if there is no such market price, an appraised value for such Subject Shares). If such other Shareholders have not elected to acquire all of such Subject Shares, then each Shareholder who elected to acquire Subject Shares will have a further option to purchase his or her pro rata portion of the Subject Shares which such other Shareholders have not elected to acquire. Any Subject Shares not acquired by such other Shareholders after such further option may be withdrawn from the Voting Trust Agreement and will no longer be subject to the Family Shareholder Agreement.

         The Family Shareholder Agreement provides that the restrictions on transfer therein will not apply to certain permitted transfers specified therein, including (i) certain pledges of Company Voting Stock, (ii) a transfer of Company Voting Stock to other Shareholders or other spouses, descendants or certain other trusts or other entities, (iii) any exchange, conversion or transfer of Company Voting Stock in connection with a Company Business Combination other than any agreement to transfer prior to the Company's execution of an agreement with respect to such Company Business Combination or
(iv) any tender or exchange in accordance with the terms of a Qualifying Tender Offer.

         The Family Shareholder Agreement will terminate on January 31, 2006.

MONSANTO STOCKHOLDERS' AGREEMENT

         The Monsanto Stockholders' Agreement provides that each Shareholder will use best efforts to attend each stockholder meeting for purposes of establishing a quorum and will vote all of its shares of Company Voting Stock in favor of two nominees to the Company's Board of Directors to which Monsanto is entitled pursuant to the Investment Agreement, dated January 31, 1996, between the Company and Monsanto (the "Investment Agreement"). In addition, the Monsanto Stockholders' Agreement provides that each Shareholder will not, without the consent of Monsanto, initiate any action that would result in the amendment of certain By-Law provisions referred to in the Investment Agreement and that each Shareholder will vote its Company Voting Stock in favor of any proposed amendment to the Company's certificate of incorporation to increase the Company's authorized capital stock, which amendment is required in order for the Company to comply with certain rights of Monsanto to purchase additional shares of Common Stock under the Investment Agreement. Monsanto has agreed to indemnify the Shareholders and related persons from and against all claims, losses and liabilities which arise from or in connection with actions or inactions in the performance of the obligations of the Shareholders under the provisions described in this paragraph.

         The Monsanto Stockholders' Agreement provides that except for certain permitted transfers (i) no Shareholder may transfer any interest in its Company Voting Stock except as provided by the Monsanto Stockholders' Agreement, and
(ii) with limited exceptions, no Shareholder will convert any Class A Common Stock to Class B Common Stock until such time as such Shareholder has entered into a binding agreement to sell or convey such Class B Common Stock to a third party.

         If any Shareholder desires to transfer any interest in its Company Voting Stock (and the desired transfer is not a permitted transfer) such Shareholder will make a written offer to Monsanto (a "Shareholder Offer") to purchase such Company Voting Stock and Monsanto will have the option to purchase all but not less than all of such Company Voting Stock for the price and upon the terms upon which such Shareholder proposes to transfer such Company Voting Stock. If Monsanto rejects the Shareholder Offer, Monsanto has the exclusive right for a period of time to propose alternative terms for such purchase. If Monsanto does not accept the Shareholder Offer and Monsanto and such Shareholder have not otherwise reached an agreement regarding such purchase within such time period, then such Shareholder may offer and sell such Company Voting Stock to any person or entity on terms that are at least as favorable to such Shareholder as those set forth in the Shareholder Offer or those offered by Monsanto in any counter offer.

         In the event of any involuntary transfer of any Company Voting Stock (other than a permitted transfer), Monsanto will have an exclusive option to purchase all but not less than all of the Company Voting Stock in cash at a purchase price (i) based on a thirty day average of the daily closing prices for the Class B Common Stock on the NYSE or (ii) if the Company

Voting Stock is not Class A Common Stock or if the Class B Common Stock is not publicly traded, based on the fair market value thereof determined by an investment banking firm.

         The restrictions contained in the Monsanto Stockholders' Agreement on transfers of Company Voting Stock by any Shareholder as summarized in the foregoing paragraphs do not apply to certain permitted transfers including, among others, (i) any exchange, conversion or transfer of Company Voting Stock in connection with certain mergers or consolidations involving the Company or certain sales of assets by the Company and its subsidiaries or (ii) any tender or exchange of Company Voting Stock in connection with certain tender offers made to all stockholders of the Company.

         The Monsanto Stockholders' Agreement will be effective until March, 2007, subject to earlier termination upon the occurrence of specified events, including termination of the Investment Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) The beneficial ownership of shares of Class A Common Stock by each of the Filing Persons is set forth below.

Douglas C. Roberts
------------------

         Douglas C. Roberts has beneficial ownership of 2,695,583 shares of Class A Common Stock. Such shares represent approximately 56.9% of the issued and outstanding shares of Class A Common Stock at the date hereof and include 2,671,650 shares held pursuant to the Voting Trust Agreement and 23,933 shares subject to options which may be acquired on or prior to April 15, 1998.

Virginia Roberts Holt
---------------------

         Virginia Roberts Holt has beneficial ownership of 2,704,144 shares of Class A Common Stock. Such shares represent approximately 57.2% of the issued and outstanding shares of Class A Common Stock at the date hereof and include 2,671,650 shares held pursuant to the Voting Trust Agreement and 16,247 shares subject to options which may be acquired on or prior to April 15, 1998.

John T. Roberts
---------------

         John T. Roberts has beneficial ownership of 2,719,783 shares of Class A Common Stock. Such shares represent approximately 57.1% of the issued and outstanding shares of Class A Common Stock at the date hereof and include 2,671,650 shares held pursuant to the Voting Trust Agreement and 48,133 shares subject to options which may be acquired on or prior to April 15, 1998.

Charles C. Roberts
------------------

         Charles C. Roberts has beneficial ownership of 2,671,650 shares of Class A Common Stock. Such shares represent approximately 56.7% of the issued and outstanding shares of Class A Common Stock at the date hereof and are held pursuant to the Voting Trust Agreement.

Mary R. Roberts
---------------

         Mary R. Roberts has beneficial ownership of 2,671,650 shares of Class A Common Stock. Such shares represent approximately 56.7% of the issued and outstanding shares of Class A Common stock at the date hereof and are held pursuant to the Voting Trust Agreement.

         (b) At the date hereof, each of the Filing Persons has shared voting power with respect to the 2,671,650 shares of Class A Common Stock held pursuant to the Voting Trust Agreement. The power of each Filing Person to dispose of shares of Class A Common Stock is set forth below.

Douglas C. Roberts
------------------

         At the date hereof, Douglas C. Roberts has sole dispositive power with respect to 826,614 shares of Class A Common Stock. He holds title to 700,614 of such shares as sole trustee of a trust of which he is the sole beneficiary (the "Douglas C. Roberts Trust"). He holds title to 126,000 of such shares as sole trustee of trusts for the benefit of his children.

Virginia Roberts Holt
---------------------

         At the date hereof, Virginia Roberts Holt has sole dispositive power with respect to 935,224 shares of Class A Common Stock. She holds title to 513,628 of such shares as sole trustee of a trust of which she is the sole beneficiary (the "Virginia Roberts Holt Trust") and 325,000 of such shares as beneficiary of a trust of which she is not a trustee. She holds title to 96,596 of such shares as sole trustee of trusts for the benefit of her children.

John T. Roberts
---------------

         At the date hereof, John T. Roberts has sole dispositive power with respect to 902,484 shares of Class A Common Stock. He holds title to 618,484 of such shares as sole trustee of a trust of which he is the sole beneficiary (the "John T. Roberts Trust") and 200,000 of such shares as beneficiary of a trust of which he is not the trustee. He holds title to 84,000 of such shares as sole trustee of trusts for the benefit of his children.

Charles C. Roberts
------------------

         At the date hereof, Charles C. Roberts shares dispositive power with Mary R. Roberts with respect to 128,434 shares of Class A Common Stock. He holds title to 48,082 of such shares as co-trustee of a trust of which he and Mary R. Roberts are the sole beneficiaries (the "Charles C. Roberts and Mary R. Roberts Trust"). He holds title to 80,352 of such shares as co-trustee of trusts for the benefit of his children (Douglas C. Roberts, Virginia Roberts Holt and John T. Roberts) and their descendants.

Mary R. Roberts
---------------

         At the date hereof, Mary R. Roberts shares dispositive power with Charles C. Roberts with respect to 128,434 shares of Class A Common Stock. She holds title to 48,082 of such of such shares as co-trustee of the Charles C. Roberts and Mary R. Roberts Trust. She holds title to 80,352 of such shares as co-trustee of trusts for the benefit of her children (Douglas C. Roberts, Virginia Roberts Holt and John T. Roberts) and their descendants.

         (c) None of the Filing Persons has effected any transaction in Class A Common Stock during the past 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein, except that:

             (i) The children of Douglas C. Roberts have an economic interest in 135,708 of the shares described in Item 5(a) above;

             (ii) the children of Virginia Roberts Holt have an economic interest in 118,184 of the shares described in Item 5(a) above; and

             (iii) the children of John T. Roberts have an economic interest in 112,194 of the shares described in Item 5(a) above.

         (e) Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 10, 1998.

                                             DOUGLAS C. ROBERTS

                                                   /s/ Douglas C. Roberts
                                             ----------------------------------
                                                      Douglas C. Roberts

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 10, 1998.

                                             VIRGINIA ROBERTS HOLT

                                                 /s/ Virginia Roberts Holt
                                             ----------------------------------
                                                    Virginia Roberts Holt

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 10, 1998.

                                             JOHN T. ROBERTS

                                                    /s/ John T. Roberts
                                             ----------------------------------
                                                      John T. Roberts

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 10, 1998.

                                             CHARLES C. ROBERTS

                                                   /s/ Charles C. Roberts
                                             ----------------------------------
                                                      Charles C. Roberts

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 10, 1998.

                                             MARY R. ROBERTS

                                                  /s/ Mary R. Roberts
                                             ----------------------------------
                                                     Mary R. Roberts